

June 30, 2022

James Mock
Chief Financial Officer
PerkinElmer, Inc.
940 Winter Street
Waltham, MA 02451

      Re: PerkinElmer, Inc.
            Form 10-K for the Fiscal Year Ended January 2, 2022
            Filed March 3, 2022
            Form 10-Q for the Quarterly Period Ended April 3, 2022
            Filed May 10, 2022
            File No. 001-05075

Dear Mr. Mock:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended April 3, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.   Please discuss in future filings whether supply chain disruptions or inflation have materially affected your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Revise also to discuss in future filings any known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lynn Dicker at (202) 551-3616 or Tara Harkins, Senior Accountant, at (202) 551-3639 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences